April 22, 2025

Christopher R. Bellacicco
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)
on behalf of the following new share class:

T. Rowe Price Emerging Markets Corporate Bond Fund—Z Class

File Nos.: 002-65539/811-2958

Dear Mr. Bellacicco:

The following is in response to your comments provided on April 17, 2025, regarding the Registrant’s post-effective amendment filed on March 3, 2025, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Filing”) to add a new Z Class to the T. Rowe Price Emerging Markets Corporate Bond Fund (the “Fund”). Your comments on the Filing and our responses to those comments are set forth below.

Comment:

Page 11 of the prospectus contains the following sentence:

“In accordance with the Z Class expense limitation, T. Rowe Price waives its management fee in proportion to the Z Class’ net assets and bears the Z Class’ other operating expenses, with certain exceptions.”

Please briefly disclose those exceptions.

Response:

We intend to revise this sentence to the following (new language is underlined):

“In accordance with the Z Class expense limitation, T. Rowe Price waives its management fee in proportion to the Z Class’ net assets and bears the Z Class’ other operating expenses, excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses.”

Comment:

On page 191 of the Statement of Additional Information, the Fund is listed as having a subadvisory agreement in place with T. Rowe Price International Ltd, whereas the prospectus does not list T. Rowe Price International Ltd as a subadviser to the Fund.

Response:

At a meeting held in March 2025, the Fund’s Board of Directors approved the termination of the subadvisory agreement with T. Rowe Price International Ltd on behalf of the Fund, effective April 30, 2025. As a result, the prospectus accurately reflects the Fund’s subadvisers on May 2, 2025, the date on which the Filing is scheduled to become effective with the Commission. In our next filing, the Statement of Additional Information will be revised to remove the Fund from the list of funds that have entered into a subadvisory agreement with T. Rowe Price International Ltd.

* * *

If you have any questions, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.